CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended
	March 31,
(Dollars in thousands, except per share amounts)	2012	2011
Basic Earnings Per Share
Net income	$1,055	$896
Weighted average common shares	2,734,799	2,734,799
Basic Earnings Per Share	$0.39	$0.33

Diluted Earnings Per Share
Net income	$1,055	$896
Weighted average common shares	2,734,799	2,734,799
Weighted average effect of assumed stock options	812	13

Total	2,735,611	2,734,812

Diluted Earnings Per Share	$0.39	$0.33